Filed by Berenson Acquisition Corp. I pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Berenson Acquisition Corp. I

Commission File No. 001-40843

Business

Custom Health to Go Public Via SPAC at $185 Million Valuation

By Bailey Lipschultz

December 22, 2023 at 6:39 AM EST

Custom Health Inc., a digital healthcare firm, is going public in a merger with a blank-check company at a pre-money equity valuation of $185 million.

The transaction with Berenson Acquisition Corp. I will provide the firm with the $11.1 million in trust that the special-purpose acquisition company holds, assuming no redemptions, as well as potential additional financing, according to a person familiar with the matter.

Proceeds from the deal will be used to fuel organic growth and allow Custom Health to continue its add-on acquisition strategy, the person said. Custom Health and Berenson declined to comment.

Berenson is a SPAC led by Berenson & Co LLC co-founder Jeffrey Berenson and the blank check’s chief executive Mohammed Ansari. The blank check raised roughly $275 million in an initial public offering in September 2021 with the intention of merging with a software and technology-enabled services firm. The SPAC extended a liquidation deadline until September 2024, but has seen more than 95% of investors redeem their shares for the cash back as its deal search dragged on.

Custom Health uses software to help fully automate owned and network pharmacies while providing at-home medication management solutions and real-time clinical oversight. The firm expects to grow by acquiring pharmacies which can enable it to provide medications and technology in a single offering to benefit patients and payers.

The deal is expected to close in the second quarter of 2024 and was approved by the SPAC and Custom Health’s boards.

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IMPORTANT LEGAL INFORMATION

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination (the “Business Combination” or “Proposed Transaction”) between Berenson Acquisition Corp. I (“BACA”) and Custom Health Inc. (“Custom Health”). BACA intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to BACA’ shareholders in connection with its solicitation of proxies for the vote by BACA’ shareholders with respect to the Business Combination. The proxy statement/prospectus will be sent to all BACA shareholders and BACA will also file other documents regarding the proposed Business Combination with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. After the registration statement has been filed and declared effective, BACA will mail a definitive proxy statement/prospectus to its shareholders as of the record date established for voting on the Business Combination and the other proposals regarding the transactions contemplated by the Business Combination Agreement as set forth in the proxy statement/prospectus. The proxy statement/prospectus, once available, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). BACA may also file other documents with the SEC regarding the Business Combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

BACA and Custom Health and their respective directors and officers may be deemed to be participants in the solicitation of proxies from BACA’s stockholders in connection with the Proposed Transaction. Information about BACA’s directors and executive officers and their ownership of BACA’s securities is set forth in BACA’s filings with the SEC, including BACA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 27, 2023. To the extent that such persons’ holdings of BACA’s securities have changed since the amounts disclosed in BACA’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Proposed Transaction of BACA’s and Custom Health’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Custom Health and BACA, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, the products offered by Custom Health, the ability to obtain additional financing, the listing of the post-combination company on the NYSE, and the markets in which it operates, the expected total addressable market for the products offered by Custom Health, the sufficiency of the net proceeds of the Proposed Transaction to fund Custom Health’s operations and business plan and Custom Health’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to material risks and uncertainties and other factors, many of which are outside the control of Custom Health. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by BACA’s Business Combination deadline; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the stockholders of BACA and Custom Health, the satisfaction of the minimum trust account amount following redemptions by BACA’s public stockholders and the receipt of certain governmental and regulatory approvals, among other closing conditions; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Transaction on Custom Health’s business relationships, performance, and business generally; (vi) risks that the Proposed Transaction disrupts current plans and operations of Custom Health; (vii) the outcome of any legal proceedings that may be instituted against Custom Health, BACA or others related to the Business Combination Agreement or the Proposed Transaction; (viii) the ability to meet the NYSE listing standards at or following the consummation of the Proposed Transaction; (ix) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Custom Health operates, variations in performance across competitors and partners, changes in laws and regulations affecting Custom Health’s business, the ability of Custom Health and the post-combination company to retain its management and key employees and general economic and financial market trends, disruptions and risks; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (xi) the risk that Custom Health will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Custom Health’s business; (xiv) the risk that Custom Health is unable to secure or protect its intellectual property; and (xv) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BACA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by BACA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially adversely from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Custom Health and BACA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Custom Health nor BACA gives or can give any assurance that either Custom Health or BACA will achieve its expectations.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BACA, Custom Health, or Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.